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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: January 22, 2004	By	/s/ RASHA EL SISSI Name: Rasha El Sissi Title: Associate Vice President, Legal

TD Bank to Repurchase Shares

Toronto, January 22, 2004 — The Toronto-Dominion Bank (TD) today announced that, subject to the approval of the Toronto Stock Exchange, it intends to launch a normal course issuer bid through the facilities of the Toronto Stock Exchange to repurchase up to 10 million common shares representing approximately 1.5% of the bank's outstanding common shares as of December 31, 2003. TD intends to file a notice of intention with the Toronto Stock Exchange within the next few weeks.

The number of shares and timing of the repurchases will be as determined by TD, but it is the bank's goal to repurchase sufficient shares during fiscal 2004 to neutralize common share dilution from the Dividend Reinvestment Plan (DRIP) and the exercise of stock options.

TD may commence purchases after the Toronto Stock Exchange has accepted the notice of intention and the bank expects to begin repurchasing shares in March 2004, continuing for up to one year. All repurchased shares will be cancelled.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and Wholesale Banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$274 billion in assets, as of October 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Peter J. Aust, Vice President, Capital Finance, (416) 982-8056

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FORM 6-K
SIGNATURES